Exhibit 22
SUMMIT EQUITIES. INC.
(PARENT COMPANY ONLY)
DECEMBER 31, 2001

ASSETS

CASH	$10,864.21
TOTAL ASSETS	$10,864.21

LIABILITIES AND SHAREHOLDERS EQUITY

LIABILITIES

RESERVE FOR FED TAXES	$0.00
RESERVE FOR STATE TAXES	$0.00
TOTAL RESERVE FOR TAXES	$0.00

TOTAL LIABILITIES	$0.00

SHAREHOLDERS EQUITY

COMMON STOCK	$10,000.00
RETAINED EARNINGS	$864.21
PROFIT/LOSS YEAR-TO-DATE	$0.00

$10,864.21

TOTAL SHAREHOLDERS EQUITY	$10,864.21

TOTAL LIABILITIES & SHAREHOLDERS EQUITY	$10,864.21

SUMMIT EQUITIES, INC.
(PARENT COMPANY ONLY)
YEAR ENDED DECEMBER 31, 2001

INCOME

INTEREST INCOME—MMA & TCD	$0.00
INTEREST INCOME—LOANS	$0.00
OTHER INCOME	$0.00

TOTAL INCOME	$0.00

EXPENSE

BUILDING DEPRECIATION	$0.00
ANNUAL REPORT & MEETING EXPENSE	$0.00
MISCELLANEOUS EXPENSE	$0.00
LEGAL	$0.00
PROPERTY/TAXES	$0.00

TOTAL EXPENSES	$0.00

INCOME BEFORE TAXES & EARNINGS OF SUBSIDIARY	$0.00

PROVISIONS FOR TAXES

FEDERAL INCOME TAX PROVISION	$0.00
STATE INCOME TAX PROVISION	$0.00
TOTAL TAX PROVISION	$0.00

NET INCOME	$0.00

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